Exhibit 99.59

FOR IMMEDIATE RELEASE

Monday September 23, 2019

Montoya becomes “World’s Fastest Delivery Driver” for $30k simulator prize

●	World’s Fastest Gamer social media prize winner gets Allinsports race sim
●	Monaco Grand Prix and 2 x Indy 500 winner delivers prize
●	Montoya to be head judge for gamers chasing $1m real-world race drive
●	Millennial Esports offering biggest prizes in esports racing for World’s Fastest Gamer event

TORONTO, Sept. 23, 2019 /CNW/ — Millennial Esports Corp. (“Millennial” or the “Company,” TSX VENTURE: GAME, OTCQB: MLLLF) - World’s Fastest Gamer social media prize winner Richard Humphrey got the surprise of his life when his US$30k Allinsports race simulator prize was delivered – the man knocking on his door was Monaco Grand Prix, 2 x Indy 500 and 3 x Rolex 24 at Daytona winner, Juan Pablo Montoya.

World’s Fastest Gamer asked followers on Twitter, Instagram and Facebook to reply to a post saying why they would like to win the state-of-the-art simulator. San Francisco-resident Humphrey was selected at random as the race winner.

Montoya is the head judge for the upcoming World’s Fastest Gamer “California Deamin” tour where ten of the world’s top gamers will compete for a chance to earn a full-time real-world race drive valued at more than US$1 million.

“I spend a lot of time on the Allinsports simulator at their facility in Miami to prepare for my race weekends for the Penske Acura team in the IMSA sportscar championship. The product is remarkably good and gives me a perfect preparation for my races,” Montoya said.

“The look on Richard’s face was pretty funny. He was very excited to receive his prize but it took him a second to realise who his delivery man was.”

Designed and built by ex-Formula 1 engineers, the Allinsports simulator is manufactured in Italy – built across the road from the Ferrari factory in Maranello. Allinsports recently became part of Millennial Esports Corp. – joining the esports specialists group of brands which features gaming studio, Eden Games (developers of F1 Mobile and Gear.Club mobile games) and esports data streaming experts, Stream Hatchet.

Montoya believes race simulators can play a huge role in developing motorsport talent of the future - both in the real-world and esports.

“I think esports is growing massively and is the way of the future,” Montoya said.

“Everybody is looking for new ways to get people involved in racing. Everybody can get a simulator, can prepare, and can have that advantage. It closes the field between the really good driver and the average driver.

“It’s bringing the motor racing to the people that cannot afford it. There’s a lot of talent out there, but with this, they might have a chance. I think the future is going to be incredible.”

Montoya is looking forward to the World’s Fastest Gamer “California Dreamin” tour to find the next great #GamerToRacer.

“For the World’s Fastest Gamer finals I think one of the interesting things is that everybody who has qualified is very good,” Montoya said.

“Their mistakes are small. They really know how to push now but the one thing that’s missing is the fear. Now, in a real car, when you get it wrong, the fear is real and that’s when you’re gonna start seeing the difference between the guys that can really make it and the guys that can just make it in esports.”

While Humphrey is able to replace his home-made race simulator with the state-of-the-art Allinsports race rig, he won’t be the only race fan to get this opportunity.

As part of the World’s Fastest Gamer “California Dreamin” tour 30-day countdown, three great prizes have been offered to fans:

●	30 days to go - Allinsports Race Simulator.
●	20 days to go - all-expenses paid trip to the World’s Fastest Gamer “California Dreamin” final.
●	10 days to go - all-expenses paid trip to see the race debut for this year’s World’s Fastest Gamer debut race at Silverstone in 2020.

The Allinsports race rig prize competition can be entered by following World’s Fastest Gamer and commenting on these social media posts;

Twitter: https://twitter.com/TheWFGamer/status/1174374974951448578

Facebook: https://www.facebook.com/watch/?v=2431318233860014

Instagram: https://www.instagram.com/p/B2j_loznVcU/

About Millennial Esports Corp.

Millennial Esports Corp. (MEC) recently restructured its business and leadership team. MEC now focuses exclusively on two areas – esports racing and esports data provision. With publishing, IP, content, and data expertise in its portfolio, combined with a new board and management team, MEC is ready to lead the rush to profitability in the esports industry.

MEC aims to revolutionise esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games (Lyon, France) which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK).

Building on the leading position of Stream Hatchet (a Barcelona, Spain-based wholly-owned subsidiary) MEC provides robust esports data and management information to brands, sponsors, and industry leaders. This data allows the esports industry to use this data to monetize the huge number of eyeballs in the gaming and esports space.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Media Contact

Gavin Davidson

Gdavidson@millennialesports.com

705.446.6630